UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

The Advisory Board Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00726W107

(CUSIP Number)

January 9, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 00726W107	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Royall Holdings, LLC 32-0361227
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,428,364 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,428,364 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,364 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No 00726W107	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CHS Private Equity V LP 20-1449448
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,428,364 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,428,364 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,364 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No 00726W107	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CHS Management V LP 20-1449400
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,428,364 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,428,364 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,364 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No 00726W107	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CHS Capital LLC 36-4204590
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,428,364 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,428,364 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,364 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No 00726W107	13G	Page 6 of 10 Pages

Item 1(a)	Name of Issuer:

The Advisory Board Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2445 M Street, NW

Washington, D.C. 20037

Item 2(a)	Name of Person Filing:

Royall Holdings, LLC (“Royall”), CHS Private Equity V LP (“CHS V”), CHS Management V, LP (“CHS Management”) and CHS Capital LLC (“CHS”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated January 20, 2015, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o CHS Capital LLC, 10 South Wacker Drive, Suite 3175, Chicago, IL 60606.

Item 2(c)	Citizenship:

Each of Royall and CHS is a limited liability company organized under the laws of the State of Delaware. Each of CHS V and CHS Management is a limited partnership organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

CUSIP Number: 00726W107

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

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CUSIP No 00726W107	13G	Page 7 of 10 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4	Ownership:

(a)	Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 2,428,364 shares of Common Stock directly held by Royall. The shares of Common Stock of Royall may be deemed to be beneficially owned by CHS V, as it has the power to appoint members holding a majority of the voting power to the board of managers of Royall. Additionally, each of CHS Management, which is the sole general partner of CHS V, and CHS, which is the sole general partner of CHS Management, may be deemed to beneficially own the shares of Common Stock held directly by Royall.

(b)	Percent of class:

6.3%

All percentages calculated in this Schedule 13G are based upon an aggregate of 38,521,118 shares of Common Stock outstanding as of January 12, 2015.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page

(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page

CUSIP No 00726W107	13G	Page 8 of 10 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to items 4(a) and 4(b) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2015

ROYALL HOLDINGS, LLC

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Title:	Authorized Signatory

CHS PRIVATE EQUITY V LP

By:	CHS Management V LP
Its:	General Partner

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Title:	Authorized Signatory

CHS MANAGEMENT V LP

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Title:	Authorized Signatory

CHS CAPITAL LLC

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Title:	Authorized Signatory

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13G

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement of Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: January 20, 2015

ROYALL HOLDINGS, LLC

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Title:	Authorized Signatory

CHS PRIVATE EQUITY V LP

By:	CHS Management V LP
Its:	General Partner

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Title:	Authorized Signatory

CHS MANAGEMENT V LP

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Title:	Authorized Signatory

CHS CAPITAL LLC

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Title:	Authorized Signatory

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